SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 6)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Juno Therapeutics, Inc.

(Name of Subject Company)

Juno Therapeutics, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

48205A109

(CUSIP Number of Class of Securities)

Bernard J. Cassidy

General Counsel and Corporate Secretary

400 Dexter Avenue North, Suite 1200

Seattle, Washington 98109

(206) 582-1600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Kenton J. King Graham Robinson Amr Razzak Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, California 94301-1908 (650) 470-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 14D-9. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Juno Therapeutics, Inc., a Delaware corporation (“Juno”), with the Securities and Exchange Commission (the “SEC”) on February 2, 2018, relating to the offer by Blue Magpie Corporation, a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Celgene Corporation, a Delaware corporation (“Celgene”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares” and each, a “Share”), of Juno, other than any Celgene-Owned Shares and Company-Owned Shares, for a purchase price of $87.00 per Share in cash, without any interest thereon and subject to any required tax withholdings, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Celgene and Purchaser with the SEC on February 2, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, filed by Celgene and Purchaser with the SEC on February 2, 2018 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 3 of this Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the third paragraph, table, and footnotes under the heading “Arrangements between Juno and its Executive Officers, Directors and Affiliates—Treatment of Restricted Stock Units and Restricted Share Awards” beginning on page 9 of this Schedule 14D-9 and replacing them with the following:

On February 27, 2018, the Juno Board granted RSUs to Dr. Steven D. Harr. Consistent with Juno’s standard practice, the number of Shares subject to the RSU award was determined by dividing the target value of the award by the closing price of Juno’s common stock on the Nasdaq Global Select Market on the day that the award was granted, resulting in award of 11,543 RSUs to Dr. Harr.

Pursuant to the terms of the Merger Agreement, this RSU award will generally vest, subject to Dr. Harr’s continued service, in four equal annual installments on each of the first four anniversaries of the February 27 grant date. This new grant of RSUs will be subject to the treatment set forth under the Merger Agreement and as described in the first paragraph above under this section “Arrangements between Juno and its Executive Officers, Directors and Affiliates—Treatment of Restricted Stock Units and Restricted Share Awards.”

The table below sets forth, as of and assuming the closing occurred on February 27, 2018, the RSUs and RSAs held by each of Juno’s executive officers and directors and the effect of the foregoing provisions of the Merger Agreement thereon other than any accelerated vesting provisions described above, based on the following: (i) the aggregate number of Shares subject to such RSUs or RSAs (as applicable) and (ii) the value of such RSUs and RSAs (as applicable) on a pre-tax basis at the Effective Time, calculated by multiplying the Offer Price by the number of Shares subject to each award of RSUs or RSAs (as applicable).

Name	Number of Shares Underlying RSUs	Estimated Cash Value of RSUs (2)	Number of Shares Underlying RSAs	Estimated Cash Value of RSAs
Named Executive Officers
Hans E. Bishop	99,559	$8,661,633	48,829	$4,248,123
Robert Azelby	53,719	$4,673,553		$—
Bernard J. Cassidy	43,932	$3,822,084	—	$—
Steven D. Harr, M.D.	61,258	$5,329,446	33,343	$2,900,841
Hyam Levitsky, M.D.(1)	87,640	$7,624,680	—	$—
Other Executive Officers
Sunil Agarwal, M.D.	113,684	$9,890,508	—	$—
Ann L. Lee, Ph.D.	40,788	$3,548,556	35,004	$3,045,348

Non-Employee Directors
Howard H. Pien	5,050	$439,350	—	$—
Hal V. Barron, M.D.	3,780	$328,860	—	$—
Thomas O. Daniel, M.D.	—	$—	—	$—
Anthony B. Evnin, Ph.D.	—	$—	—	$—
Jay T. Flatley	—	$—	—	$—
Richard D. Klausner, M.D.	—	$—	—	$—
Robert T. Nelsen	3,234	$281,358	—	$—
Rupert Vessey, BM BCh, Dphil	—	$—	—	$—
Mary Agnes Wilderotter	—	$—	—	$—

(1)	Dr. Levitsky is no longer an executive officer as defined in Rule 3b-7 under the Exchange Act.
(2)	Includes RSUs granted to certain executive officers and directors on February 27, 2018.

Item 3 of this Schedule 14D-9 is hereby amended and supplemented by deleting and replacing the last sentence under the heading “Arrangements between Juno and its Executive Officers, Directors and Affiliates—Retention Bonus Pool” on page 13 of this Schedule 14D-9 with the following sentence:

Cash bonus awards were granted to the following named executive officers and other executive officers in the following amounts: Robert Azelby: $189,788; Bernard J. Cassidy: $320,000; Hyam Levitsky, M.D.: $127,308; Sunil Agarwal, M.D.: $222,000; and Ann L. Lee, Ph.D.: $240,000.

Item 3 of this Schedule 14D-9 is hereby amended and supplemented by deleting the information under heading “Arrangements between Juno and its Executive Officers, Directors and Affiliates—Change in Control and Severance Plan” beginning on page 10 of this Schedule 14D-9 and replacing it with the following:

Amended and Restated Change in Control and Severance Plan

Each of Juno’s executive officers participates in Juno’s change in control and severance plan, as amended in connection with the Transaction (the “Amended and Restated Change in Control and Severance Plan”). The Amended and Restated Change in Control and Severance Plan is effective as of the date immediately prior to the closing of the Merger, and subject to the occurrence of the closing of the Merger. Under the Amended and Restated Change in Control and Severance Plan, for the period commencing from the closing and continuing until 18 months following the closing (the “change in control period”) if any participant is terminated for any reason other than “cause” (as defined in the Amended and Restated Change in Control and Severance Plan), death or disability, or a plan participant voluntarily resigns for “good reason” (as defined below), the plan participant would be entitled to receive severance benefits. Under the plan, “good reason” means (i) a material reduction in the plan participant’s annual base salary, (ii) solely with respect to the 12-month period after the closing of the Merger and solely with respect to certain participants, including executive officers, a material diminution of the plan participant’s authority, duties, or responsibilities, (iii) a change in employment location of more than 50 miles or (iv) Juno’s material breach of the terms of any material written agreement or covenant with the plan participant related to his or her provision of services to Juno. Upon the occurrence of such an event (each, a “qualifying termination”), each plan participant is entitled to receive the severance benefits as listed below, provided that such benefits are more favorable than the participant would be entitled to receive under his or her employment contract with Juno.

Under the Amended and Restated Change in Control and Severance Plan, upon a qualifying termination of employment, Mr. Bishop is entitled to receive: (i) 24 months of salary severance, (ii) a bonus severance that is the greater of (a) 100% of pro-rated annual target bonus and (b) bonus based on actual achievement against target objectives as of date of termination, (iii) 24 months of continued benefits and (iv) 100% acceleration of unvested and outstanding equity awards in effect at the closing of the Merger. All other executive officers are entitled to receive the following upon a qualifying termination of employment: (i) 12 months of salary severance, (ii) a bonus severance that is the greater of (a) 100% of pro-rated annual target bonus and (b) bonus based on actual achievement against target objectives as of date of termination, (iii) 12 months of benefits continuation and (iv) 100% acceleration of unvested and outstanding equity awards.

Additionally, with respect to any unvested “equity award” (as such term is defined in the Amended and Restated Change in Control and Severance Plan) granted prior to the closing, a portion of the Shares subject to such awards will become vested and exercisable (if applicable) as set forth in Section 2.8 of the Merger Agreement, as described under “Arrangements between Juno and its Executive Officers, Directors and Affiliates—Treatment of Restricted Stock Units and Restricted Share Awards,” “Arrangements between Juno and its Executive Officers, Directors and Affiliates—Treatment of Options” and “Arrangements between Juno and its Executive Officers, Directors and Affiliates—Treatment of Performance Restricted Stock Units and Performance Restricted Shares.” All payments and other benefits under the Amended and Restated Change in Control and Severance Plan are subject to applicable withholding obligations, the participant’s granting of a release of all claims, and compliance with certain non-competition and non-solicitation covenants.

The Amended and Restated Change in Control and Severance Plan also provides for severance benefits upon qualifying terminations of employment outside the change in control period solely for those individuals who were participants in the plan prior to its amendment and restatement. Specifically, if a plan participant is terminated for any reason other than for cause, death or disability, the plan participant would be entitled to receive severance benefits, provided that such benefits are more favorable than the plan participant would be entitled to receive under his or her employment contract with Juno. For Juno executive officers, such severance benefits would include: (i) 12 months of salary severance, (ii) a bonus severance that is the greater of (a) 100% of pro-rated annual target bonus and (b) bonus based on actual achievement against target objectives as of date of termination and (iii) 12 months of continued benefits.

This summary of the Amended and Restated Change in Control and Severance Plan is qualified in its entirety by reference to the Amended and Restated Change in Control and Severance Plan, which is filed as Exhibit (e)(37) hereto and incorporated herein by reference.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of this Schedule 14D-9 is hereby amended and supplemented by deleting in its entirety the second paragraph, the table and the footnotes under the heading “Golden Parachute Compensation” beginning on page 58, and replacing them with the following:

The amounts listed below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions that the consummation of the Offer and closing of the Merger occurred on February 27, 2018 and that each named executive officer experienced a qualifying termination of employment on such date. The actual amounts, if any, to be received by a named executive officer may differ from the amounts set forth below.

Name	Cash (1)	Equity (2)	Continued Coverage of COBRA Benefits (3)	Estimated Golden Parachute Tax Reimbursement (4)	Other	Total
Hans E. Bishop	$1,341,019	$45,762,093	$28,954	$4,212,657	$—	$51,344,723
Robert Azelby	$659,182	$18,928,028	$20,780	$2,910,831	$—	$22,518,821
Bernard J. Cassidy	$745,424	$16,017,177	$20,780	$3,079,218	$—	$19,862,599
Steven D. Harr, M.D.	$574,323	$25,279,437	$21,011	$3,635,381	$—	$29,510,152
Hyam Levitsky, M.D. (5)	$578,641	$18,377,557	$20,780	$1,888,892	$—	$20,865,870

(1)	Cash. Represents amounts payable to the named executive officers under a cash retention pool, described more fully in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements Between Juno and its Executive Officers, Directors and Affiliates—Retention Bonus Pool.” These cash bonus amounts are payable on a single-trigger basis (that is, generally they will become payable upon the closing). Also represents a payment equal to 24 months’ base salary for Mr. Bishop and 12 months’ base salary for the other named executive officers at the rate in effect as of February 27, 2018, for each officer as provided under the Amended and Restated Change in Control and Severance Plan, as well as the bonus severance payable to each named executive officer as described more fully in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements Between Juno and its Executive Officers, Directors and Affiliates—Amended and Restated Change in Control and Severance Plan.” However, if triggered, the actual severance amount would reflect the executive’s base salary then in effect and the bonus amount actually payable pursuant to the terms of the Amended and Restated Change in Control and Severance Plan. The amounts are “double-trigger” in nature (that is, triggered by a change of control for which payment is conditioned upon the officer’s termination without cause or resignation for good reason in connection with or following such change of control). Such amount is payable in a lump sum and is contingent on the officer’s execution and non-revocation of a general release of claims in favor of Juno and its affiliates. The amounts provided in the table above and described herein quantify the amount under the Amended and Restated Change in Control and Severance Plan because the amount provided to each named executive officer pursuant to his offer letter agreement is a lesser amount and the Amended and Restated Change in Control and Severance Plan provides for payment of the more favorable amount. The terms of the Amended and Restated Change in Control and Severance Plan provide that for the duration of the time a named executive officer receives the severance benefits outlined above and described more fully in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements Between Juno and its Executive Officers, Directors and Affiliates—Amended and Restated Change in Control and Severance Plan,” the named executive officer will be subject to non-competition, non-solicitation and non-disparagement provisions as outlined in the Amended and Restated Change in Control and Severance Plan.
(2)	Equity. Represents the value of the accelerated vesting of Juno Options, RSUs, PSUs, RSAs and PSAs (less exercise price, as applicable), which accelerated vesting is generally a “double-trigger” (that is, they are payable upon a qualifying termination that occurs within a specified period following a change in control, based on the assumptions described above), provided that certain portions of the named executive officers’ Options, RSUs, PSUs, RSAs and PSAs are subject to single-trigger vesting as described above in the section entitled “Arrangements Between Juno and its Executive Officers, Directors and Affiliates—Treatment of Restricted Stock Units and Restricted Share Award,” “Arrangements between Juno and its Executive Officers, Directors and Affiliates—Treatment of Options” and “Arrangements between Juno and its Executive Officers, Directors and Affiliates—Treatment of Performance Restricted Stock Units and Performance Restricted Shares,” beginning on page 5 of this Schedule 14D-9. The value of each such accelerated Juno Option, RSU, PSU, RSA and PSA is calculated at a per Share price equal to the Offer Price, reduced by the applicable exercise price with respect to the Options. Based on such per Share formula, the value of equity awards that would vest on a single-trigger basis is $27,888,744 for Mr. Bishop, $7,429,187 for Mr. Azelby, $6,745,027 for Mr. Cassidy, $13,144,693 for Dr. Harr and $9,134,596 for Dr. Levitsky. The table below breaks down the aggregate value of the accelerated vesting reflected in the “Equity” column above, by type of award, for each named executive officer.

Name	Value of Stock Option Payments	Value of RSU Payments (6)	Value of PSU Payments	Value of RSA Payments	Value of PSA Payments
Hans E. Bishop	$29,729,646	$8,661,633	$—	$4,248,123	$3,122,691
Robert Azelby	$11,131,784	$4,673,553	$—	$—	$3,122,691
Bernard J. Cassidy	$9,072,402	$3,822,084	$—	$—	$3,122,691
Steven D. Harr, M.D.	$13,926,459	$5,329,446	$—	$2,900,841	$3,122,691
Hyam Levitsky, M.D.(5)	$8,503,057	$7,624,680	$2,249,820	$—	$—

(3)	Represents the aggregate amount of all premiums payable for the continuation of the officer’s health benefits for a 24-month period for Mr. Bishop, and a 12-month period for all other named executive officers, based on the cost of such premiums as of February 27, 2018, and assumes that the premiums will remain unchanged from their levels in effect on such date. The amounts are double-trigger in nature. The amount provided in the table above and described herein quantifies the amount under the Change in Control and Severance Plan because the amount provided to each named executive officer pursuant to his offer letter agreement is a lesser amount and the Change in Control and Severance Plan provides for payment of the more favorable amount.

(4)	Represents the estimated Excise Tax Reimbursement Payment an executive officer could be entitled to receive, on both a “double-trigger” and “single-trigger” basis. In addition to the assumptions described above in the table to which this footnote relates, the value in this column was calculated assuming (a) a 20% excise tax rate and (b) an estimated effective tax rate, including the highest marginal rate of federal income taxation and state and local taxes at the highest marginal rate of taxation applicable to the Affected Individual and (c) all equity awards granted within one year of the presumed closing date of February 27, 2018 were granted in the ordinary course of business and not contingent on the Transaction subject to limited exceptions. The actual amount of the Excise Tax Reimbursement Payment for each officer, if any, will not be determinable until after the consummation of the Transaction. The Excise Tax Reimbursement Payments are described in greater detail above in the section entitled “Arrangements Between Juno and its Executive Officers, Directors and Affiliates—Certain Tax Reimbursement Arrangements” beginning on page 13 of this Schedule 14D-9.

(5)	Dr. Levitsky is no longer an executive officer as defined in Rule 3b-7 under the Exchange Act.

(6)	Includes RSUs granted to Dr. Harr on February 27, 2018.

ITEM 9. EXHIBITS

Item 9 of this Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(e)(37)	Amended and Restated Change in Control and Severance Plan

.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2018	Juno Therapeutics, Inc.

	By:	/s/ Bernard J. Cassidy
	Name:	Bernard J. Cassidy
	Title:	General Counsel and Corporate Secretary